Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. (the “Company”)

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

NASDAQ Share code: GRIN

CUSIP: Y28895103

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

RESULTS OF THE COMPANY’S ANNUAL GENERAL MEETING HELD IN SINGAPORE ON MAY 29, 2019 (“AGM”)

There were 19,063,833 ordinary shares in issue as at the date of the AGM. 10,970,092 ordinary shares, being 57.54% of the issued ordinary shares, were present or represented at the AGM, constituting a quorum.

At the AGM, the shareholders considered all the resolutions pertaining to the ordinary business and all the resolutions relating to special business as set out in the Notice of Annual General Meeting of Shareholders, dated April 26, 2019 other than resolution number 10. On May 22, 2019, the board of directors of the Company resolved to withdraw ordinary resolution number 10 “Authority to issue and allot shares” from the matters to be considered as special business at the AGM. All resolutions considered at the meeting were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

		For(1)		Against(1)		Abstentions(1)
Resolution number and details		Number of Shares	%(2)	Number of Shares	%(2)	Number of Shares	%(3)
	Ordinary Business
1.	Receive and adopt the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements for the financial year ended December 31, 2018.	10,831,382	99.73	29,237	0.27	109,473	1.00
2.	Re-appointment of Mr Cato Brahde as a Director.	10,833,350	99.75	27,119	0.25	109,623	1.00
3.	Re-appointment of Mr Quah Ban Huat as a Director.	10,833,399	99.75	27,070	0.25	109,623	1.00
4.	Re-appointment of Mr John Herholdt as a Director.	10,833,399	99.75	27,070	0.25	109,623	1.00
5.	Re-appointment of Mr Petrus (Pieter) Uys as a Director.	10,859,396	99.99	1,073	0.01	109,623	1.00
6.	Re-appointment of Mr Michael Hankinson as a Director.	10,821,466	99.64	39,003	0.36	109,623	1.00
7.	Increase in total Non-Executive Directors’ remuneration for the financial year ended December 31, 2018.	10,089,085	93.01	757,778	6.99	123,229	1.12
8.	Non-Executive Directors’ remuneration for the financial year ending December 31, 2019.	8,606,286	79.34	2,240,577	20.66	123,229	1.12
9.	Re-appointment and remuneration of Auditors.	10,787,762	99.36	69,730	0.64	112,600	1.03
	Special Business
10.	Authority to issue and allot shares.	Withdrawn
11.	Authority to allot and issue shares under the 2018 Forfeitable Share Plan.	9,909,809	91.25	950,209	8.75	110,074	1.00
12.	Renewal of the Share Repurchase Mandate.	10,722,680	99.28	77,394	0.72	170,018	1.55

Notes:

(1) Whilst ordinary shares abstained from voting count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the resolution disregards abstained votes.

(2) Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions.

(3) Percentage is calculated as the votes abstained divided by total ordinary shares represented at the AGM, being 10,970,092 ordinary shares.